Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of CapStar Financial Holdings, Inc.’s (the “Company”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of the Annual Report on Form 10-K into which this exhibit is incorporated by reference, the registrant has one class of securities registered under Section 12 of the Exchange Act: the Company’s common stock, par value $1.00 per share (the “Common Stock”).

General Description of the Company’s Capitalization

The Company’s Charter currently authorizes the issuance of 30,000,000 shares of capital stock, with 25,000,000 shares being Common Stock and 5,000,000 shares being preferred stock, $1.00 par value per share. Of the 5,000,000 shares of preferred stock, 1,609,800 shares are designated as Series A Nonvoting Noncumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”). The authorized but unissued shares of the Company’s capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of the Nasdaq Global Select Market (“Nasdaq”).

The Company’s Common Stock

Governing Documents

Holders of the Company’s shares of Common Stock have the rights set forth in in the Company’s Charter, the Company’s Amended and Restated Bylaws and the Tennessee Business Corporation Act, as amended (the “TBCA”). Certain holders of our Common Stock have registration rights pursuant to that certain Second Amended and Restated Shareholders’ Agreement, dated August 22, 2016, between us and certain of the Company’s shareholders.

Ranking

Common Stock, with respect to dividend rights, ranks on a parity with, and with respect to rights upon a liquidation, dissolution and winding up of the Company, ranks junior to, the Series A Preferred Stock, any other series of preferred stock that may be designated, issued and outstanding and any indebtedness of the Company.

Dividends and Other Distributions

Subject to certain regulatory restrictions to which we are subject, holders of Common Stock are entitled to receive cash dividends, when, as and if declared by the Company’s Board of Directors, out of funds legally available for the payment of dividends.

Voting

Each outstanding share of Common Stock is entitled to one vote on each matter voted on at a shareholders’ meeting. Common Stock does not have cumulative voting rights. A majority of the voting power of the outstanding shares entitled to vote at a shareholders’ meeting, present in person or represented by proxy, will constitute a quorum at a meeting of shareholders. If a quorum exists, except with respect to the election of directors, action on a matter is approved if the votes cast in favor of an action exceed the votes cast in opposition to the action, unless the Company’s Charter or the TBCA requires a greater number of affirmative votes. Directors of the Company are elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders’ meeting at which a quorum is present. The Company’s directors are elected annually by the Company’s shareholders at the Company’s annual meeting of shareholders for one-year terms and the Company’s directors serve until their successors are duly elected and qualified or until their earlier death, resignation or removal.

In any case where the TBCA or other applicable law requires shareholder approval of any merger or share exchange of the Company with or into any other corporation, or any sale, lease, exchange or other disposition of substantially all of the assets of the Company to any other corporation, person or other entity, approval of such transaction shall require either: (1) the affirmative vote of two-thirds (2/3) of the directors of the Company then in office and the affirmative vote of a majority of the issued and outstanding shares of the Company entitled to vote; or (2) the affirmative vote of a majority of the directors of the Company then in office and the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of the Company entitled to vote.

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Exhibit 4.3

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and subject to the payment of all debts and other liabilities of the Company and the prior rights of any holders of shares of preferred stock then outstanding, including the right of holders of any shares of Series A Preferred Stock to receive $10.25 per share plus any declared but unpaid dividends, the holders of shares of Common Stock are entitled to receive, pro rata, the Company’s assets which are legally available for distribution.

Conversion Rights.

Common Stock is not convertible into any other shares of the Company’s capital stock.

Preemptive Rights.

Holders of Common Stock do not have any preemptive rights.

Redemption.

We have no obligation or right to redeem Common Stock. The Company’s Board of Directors may fix from time to time the terms and conditions of any redemptions of Common Stock, including the date or dates upon or after which they shall be redeemable, the event or events upon or after which they shall be redeemable and the amount per share payable in case of a redemption.

Fully Paid and Non-Assessable

The issued and outstanding shares of Common Stock are fully paid and non-assessable.

Listing and Trading

Common Stock is listed on the Nasdaq under the symbol “CSTR”.

Charter and Amended and Restated Bylaws

The Company’s Charter and the Amended and Restated Bylaws currently contain provisions that may be deemed to be “antitakeover” in nature. Among other provisions, the Company’s Charter and Amended and Restated Bylaws:

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provide that special meetings of shareholders, unless otherwise prescribed by the TBCA, may be called only by the Company’s Board of Directors, by the Chairman of the Company’s Board of Directors, by the President and Chief Executive Officer or by the Secretary acting under the instructions of any of the foregoing;

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enable the Company’s Board of Directors by a majority vote to increase the number of persons serving as directors up to the maximum of 25 and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office;

•	require no more than 120 days’ and no less than 75 days’ advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders;
•	enable the Company’s Board of Directors to amend the Company’s Amended and Restated Bylaws without shareholder approval;
•	require:
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either (i) the affirmative vote of two-thirds of the Company’s directors then in office and the affirmative vote of a majority of the Company’s outstanding shares entitled to vote or (ii) the affirmative vote of a majority of the Company’s directors then in office and the affirmative vote of two-thirds of the Company’s outstanding shares entitled to vote, if the TBCA or other applicable law requires shareholder approval of a merger, share exchange or sale, lease, exchange or other disposition of all or substantially all of the Company’s assets;

•

either (i) the affirmative vote of two-thirds of the Company’s directors then in office or (ii) the affirmative vote of two-thirds of the Company’s outstanding shares entitled to vote to amend or rescind the immediately preceding provision; and

4828-6438-4693.3

Exhibit 4.3

•	do not provide for cumulative voting rights (therefore prohibiting shareholders from giving more than one vote per share to any single director nominee).

In addition, the Company’s Charter and Amended and Restated Bylaws and the TBCA enable the Company’s Board of Directors to issue, from time to time and at its discretion, but subject to limits imposed by applicable law and by any exchange on which the Company’s securities may be listed, any authorized but unissued shares of Common Stock or preferred stock. The additional authorized shares could be used by the Company’s Board of Directors, if consistent with its fiduciary responsibilities, to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons that would support the Board of Directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the Board of Directors although perceived to be desirable by some shareholders.

Tennessee Law

We are a Tennessee corporation and consequently are also subject to certain anti-takeover provisions of the following Tennessee statutes.

The TBCA generally prohibits a “business combination” by us or the Company’s subsidiary, CapStar Bank, with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. The Company or CapStar Bank can, however, enter into a business combination within that period if, before the interested shareholder became such, the Company’s Board of Directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by at least two-thirds of the Company’s shares of Common Stock held by holders other than the interested shareholder.

For purposes of these provisions of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of the Company’s stock.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, a company may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the Company or the Company makes an offer, or at least equal value per share, to all shareholders of such class.

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